Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

CONNECTED TRANSACTIONS

ACQUISITION OF REMAINING SHARES IN TUXI TECH

THE SHARE PURCHASE AGREEMENTS

On June 22, 2026, the Purchaser, a wholly-owned subsidiary of the Company, entered into a Share Purchase Agreement with each of the Sellers on substantially similar terms, pursuant to which the Purchaser has conditionally agreed to purchase, and each of the Sellers has conditionally agreed to sell, all of its respective shares in TuXi Tech (namely, an aggregate of 567,500,000 shares, representing an aggregate of approximately 36.20% of the issued shares in TuXi Tech) for an aggregate consideration of approximately RMB1,305.3 million.

As at the date of this announcement, TuXi Tech is a non-wholly owned subsidiary of the Company and the Purchaser holds approximately 63.80% of the issued shares in TuXi Tech. Upon completion of the Acquisitions, the Group will hold all of the issued shares in TuXi Tech. TuXi Tech will become a wholly-owned subsidiary of the Company and the financial results of TuXi Tech will continue to be consolidated into those of the Group.

HONG KONG LISTING RULES IMPLICATIONS

As at the date of this announcement, TUXI LMS, TUXI LJF and TUXI WJL are ultimately beneficially wholly owned by Mr. Meisong LAI (an executive Director and a controlling shareholder of the Company), Mr. Jianfa LAI (a substantial shareholder of ZTO Express, a consolidated affiliated entity of the Company) and Mr. Jilei WANG (an executive Director of the Company), respectively. TUXI LMS, TUXI LJF and TUXI WJL are connected persons of the Company.

Further, since TUXI LMS, which is ultimately beneficially wholly owned by Mr. Meisong LAI, holds approximately 12.44% of the total issued shares in TuXi Tech as at the date of this announcement, pursuant to Rule 14A.28 of the Hong Kong Listing Rules, the entering into of the Share Purchase Agreements with all the Sellers and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio calculated pursuant to the Hong Kong Listing Rules in respect of the Share Purchase Agreements and the transactions contemplated thereunder (on an aggregate basis) is more than 0.1% but less than 5%, the Share Purchase Agreements and the transaction contemplated thereunder are subject to the reporting and announcement requirements but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Shareholders and potential investors of the Company should note that completion of the Acquisitions is subject to the satisfaction of the conditions under the relevant Share Purchase Agreements. Accordingly, the Acquisitions may or may not complete. Shareholders and potential investors of the Company are advised to exercise caution when dealing in Shares.

INTRODUCTION

On June 22, 2026, the Purchaser, a wholly-owned subsidiary of the Company, entered into a Share Purchase Agreement with each of the Sellers on substantially similar terms, pursuant to which the Purchaser has conditionally agreed to purchase, and each of the Sellers has conditionally agreed to sell, all of its respective shares in TuXi Tech (namely, an aggregate of 567,500,000 shares, representing an aggregate of approximately 36.20% of the issued shares in TuXi Tech) for an aggregate consideration of approximately RMB1,305.3 million.

PRINCIPAL TERMS OF THE SHARE PURCHASE AGREEMENTS

The principal terms of the Share Purchase Agreements are set out below:

Date	:	June 22, 2026

Parties	:	(1)	Tuxi Honor, TUXI LMS, TUXI LJF, TUXI CSF, TUXI WJL and TUXI HZR respectively (each as the seller); and

		(2)	the Purchaser (as the buyer).

Subject matter	:	The Purchaser agreed to purchase, and Tuxi Honor, TUXI LMS, TUXI LJF, TUXI CSF, TUXI WJL and TUXI HZR agreed to sell, 200,000,000, 195,000,000, 60,000,000, 45,000,000, 45,000,000 and 22,500,000 shares (representing approximately 12.75%, 12.44%, 3.83%, 2.87%, 2.87% and 1.44% of the total issued shares) in TuXi Tech, respectively.

Consideration and payment terms	:	The consideration for the Acquisitions is RMB2.30 per share in Tuxi Tech. Within ten business days after the relevant date (“Completion Date”) of completion (“Completion”) of the relevant Acquisition and the receipt of the relevant designated bank account details from the corresponding Seller, the Purchaser shall pay, or pay the U.S. dollar equivalent of, approximately RMB460.0 million, RMB448.5 million, RMB138.0 million, RMB103.5 million, RMB103.5 million and RMB51.8 million to Tuxi Honor, TUXI LMS, TUXI LJF, TUXI CSF, TUXI WJL and TUXI HZR, respectively. The exchange rate between U.S. dollar and RMB shall be based on the rate published by the People’s Bank of China on the date of payment.

Conditions Precedent	:	Pursuant to the Share Purchase Agreements:

(1)	Conditions precedent to the Purchaser’s obligations:

The Purchaser’s obligation to make payment under the relevant Share Purchase Agreement is subject to, among others, the following conditions being satisfied or effectively waived on or before the relevant Completion Date (the Purchaser may waive the following at its sole discretion except for item (iii)):

(i)	the representations and warranties of the relevant Seller are true, accurate, complete and not misleading from the date of the relevant Share Purchase Agreement to the relevant Completion Date (except for representations and warranties that expressly refer to a specific date);

(ii)	the relevant Seller has duly performed or complied with its obligations or undertakings under the relevant Share Purchase Agreement in all material respects on or before the relevant Completion Date;

(iii)	there is no effective law or government order that prohibits, restricts, or otherwise renders the relevant Acquisition unlawful, voidable or void;

(iv)	all documents relating to the relevant Acquisition have been duly authorized, executed and delivered, and are legally binding on the respective parties thereto;

(v)	as at the relevant Completion Date, no event has occurred which has or will have a material adverse effect on the Acquisition; and

(vi)	there are no pending or threatened claims, actions, prosecutions or other legal proceedings by any person, or any pending or prospective actions or proceedings initiated by any relevant government authority which are reasonably likely to result in the completion of the relevant Acquisition being prohibited, restricted or otherwise impeded in whole or in material part at the time of Completion, or to raise objections, claims or seek other remedies in respect of the relevant Acquisition, or to impose restrictions or conditions on the relevant Acquisition, or otherwise cause interference with the relevant Acquisition.

(2)	Conditions precedent to the relevant Seller’s obligations:

The relevant Seller’s obligation to transfer the shares in Tuxi Tech under the relevant Share Purchase Agreement is subject to the following conditions being satisfied or effectively waived on or before the relevant Completion Date (the relevant Seller may waive the following at its sole discretion except for item (iii) below):

(i)	the representations and warranties of the Purchaser are true, accurate, complete and not misleading from the date of the Share Purchase Agreement to the relevant Completion Date (except for those representations and warranties that expressly refer to a specific date);

(ii)	the Purchaser has duly performed or complied with its obligations or undertakings under the relevant Share Purchase Agreement in all material respects on or before the relevant Completion Date, and has not breached any provision of the Share Purchase Agreement; and

(iii)	there is no effective law or government order that prohibits, restricts, or otherwise renders the relevant Acquisition unlawful, voidable or void.

Completion	:	Subject to the terms and conditions of the Share Purchase Agreement, the relevant Acquisition shall be completed within three business days after all conditions precedent of the relevant Share Purchase Agreement have been satisfied or effectively waived; conditions that, by their nature, must be satisfied at Completion shall be satisfied or waived at Completion.

Basis of Consideration

The consideration for the Acquisitions under the Share Purchase Agreements was determined after arm’s length negotiations between the Purchaser and the relevant Seller with reference to the per-share amount of the appraised value of TuXi Tech. According to the valuation report (the “Valuation Report”) dated June 15, 2026 issued by China Alliance Appraisal (Shanghai) Co., Ltd. (中同華資產評估(上海)有限公司) (the “Valuer”), an independent valuer, the appraised value of the entire shareholders’ equity of TuXi Tech as at the Valuation Benchmark Date (being December 31, 2025) using asset-based approach was approximately RMB3,613,527,700. Further details of the Valuation Report are set out in the section headed “The Valuation Report” in this announcement.

The Group will settle the consideration for the Acquisitions with its internal resources.

THE VALUATION REPORT

Selection of Valuation Approach for the Valuation

In the Valuation Report, the Valuer has considered the application of three basic valuation approaches, namely the market approach, income approach and asset-based approach.

The application of the market approach requires: (i) a public market and active trading for comparable references of the subject entity; and (ii) access to transaction information. TuXi Tech is an offshore holding platform with no actual business operations. It is difficult to find sufficient comparable transaction cases for the subject entity in either the capital markets or the property rights trading markets. Therefore, the market approach is not applicable.

The application of the income approach requires: (i) the future return of the valuation subject can be reasonably anticipated and measured in monetary terms; (ii) the risks associated with the expected return can be quantified; and (iii) the return period can be determined or reasonably estimated. TuXi Tech is an offshore holding platform with no actual business operations. Future expected returns cannot be reasonably determined. Therefore, the income approach is not applicable.

The application of the asset-based approach requires that: (i) the valuation subject is in normal use or currently in use; (ii) the valuation subject can be obtained through replacement channels; and (iii) the replacement cost of the valuation subject and related depreciation can be reasonably estimated. The assets and liabilities listed on the balance sheet of TuXi Tech as of the Valuation Benchmark Date can be identified and valued individually using appropriate methods. Therefore, the asset-based approach is applicable.

Considering the purpose of this Valuation and the characteristics of the subject entity, combined with the above analysis, the asset-based approach was adopted for this Valuation. The total equity value of TuXi Tech pursuant to the asset-based approach valuation is approximately RMB3,613,527,700. Further details of the Valuation Report containing, among other things, the principal assumptions, valuation model and inputs used in the preparation of such valuation, are set out in Appendix I to this announcement.

Valuation approaches in respect of Tuxi Xiamen

In arriving at the appraised value of TuXi Tech, the Valuation in respect of the long-term equity investment in TuXi Xiamen, a wholly owned subsidiary of TuXi Tech, was conducted using both the income approach and the market approach, with the valuation results from the income approach adopted in the valuation conclusion of Tuxi Xiamen.

The income approach considers the enterprise’s future earning capacity and reflects the comprehensive profitability of its various assets. TuXi Xiamen is a company with high profitability; its expected returns are quantifiable, the duration of expected returns is predictable, and the risks associated with these returns, which are closely related to discounting, are foreseeable. Therefore, the income approach is appropriate for the Valuation in respect of the long-term equity investment in TuXi Xiamen. The valuation methodology involves forecasting the operations of all business entities within the scope of consolidation to generate a consolidated income statement and calculate cash flows on a consolidated basis.

As a provider of last-mile post, TuXi Xiamen has, through years of accumulation, established a mature operational network. Its intangible resources, including customer base, logistics network, talent pool, and management expertise, are difficult to measure and quantify individually under the asset-based approach. Furthermore, the asset-based approach fails to capture the value derived from the synergistic interaction of various assets within TuXi Xiamen’s operations. Consequently, the asset-based approach cannot fully reflect TuXi Xiamen’s true value and thus is not applicable in the Valuation in respect of the long-term equity investment in TuXi Xiamen.

Both TuXi Xiamen and its upstream and downstream industries contain listed companies. Among these listed companies, there are a sufficient number of entities comparable to the subject entity. Furthermore, relevant data regarding the operating conditions, financial data, and market share prices of these comparable companies are generally available through public markets and channels. This provides the necessary conditions for data collection and quantitative analysis of relevant differences. Therefore, the market approach is applicable in the Valuation in respect of the long-term equity investment in TuXi Xiamen.

Selection of valuation results in respect of Tuxi Xiamen

Based on the following factors, the results of the income approach were adopted as the valuation conclusion for the long-term equity investment in TuXi Xiamen.

(i)	The income approach considers the future profitability of TuXi Xiamen and reflects the comprehensive profitability of its various assets. TuXi Xiamen is not a manufacturing enterprise. Its core value is comprehensively reflected in the extensive industry experience of its management team, quality customer resources and logistics channels, and the strong market reputation it has established since its inception, which are not reflected in its financial statements. The income approach takes into account the above factors that have a significant impact on its profitability. TuXi Xiamen is expected to have good business prospects, strong profitability, and its asset portfolio is capable of generating corresponding returns.

(ii)	As for the market approach, it derives the value of shareholders’ equity of the subject entity by analyzing various indicators of comparable listed companies, determining the ratios between their equity or enterprise value and certain profitability, asset or other characteristic indicators, and inferring the applicable ratio multiples for the subject entity. Currently, there are slight differences among the sub-segments of vertical application software and certain differences in their principal products. The Valuer understands that the available information on comparable listed companies is relatively limited, and there may be uncertain factors or factors that are difficult to adjust, such as unique intangible assets or contingent liabilities specific to comparable listed companies. This creates a risk that the valuation results under the market approach may deviate significantly from the actual enterprise value. In addition, market fluctuations also contribute to the uncertainty of the results under the market approach.

The Valuation in respect of TuXi Xiamen was performed involving the income approach which has taken into account the discounted cash flow forecast of TuXi Xiamen and constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules. Therefore, the Company is required to comply with the announcement requirements under Rules 14.60A and 14A.68(7) of the Hong Kong Listing Rules.

Deloitte Touche Tohmatsu, the Company’s reporting accountant, has reported on the arithmetical accuracy of the calculations of the discounted cash flow forecast contained in the Valuation Report. The full text of the report from Deloitte Touche Tohmatsu is contained in Appendix II to this announcement.

The Board has confirmed that the profit forecast was made after due and careful enquiry. The full text of the letter from the Board is contained in Appendix III to this announcement.

Valuer’s Background and Independence

The Valuer is a professional and qualified valuer in the PRC. Taking into consideration the fact that the Valuer is independent from the Company and its connected persons, and the qualification and experience of the Valuer in business valuations, the Directors are satisfied with the Valuer’s independence and are of the view that the Valuer is competent to conduct the Valuation.

Having considered (i) the independence of the Valuer; and (ii) the basis and approach for the valuation as well as relevant data for arriving at the valuation of TuXi Tech, the Directors (including independent non-executive Directors) are of the view that the consideration is fair and reasonable.

INFORMATION ON TUXI TECH AND FINANCIAL EFFECT OF THE ACQUISITIONS

TuXi Tech is a company incorporated in the Cayman Islands with limited liability in 2021 and is an investment holding company. TuXi Tech and its subsidiaries are principally engaged in the provision of last-mile posts. As at the date of this announcement, TuXi Tech’s shareholding structure is as follows:

Shareholder	Number of shares	Approximate shareholding percentage
The Purchaser	1,000,000,000	63.80%
Tuxi Honor	200,000,000	12.75%
TUXI LMS	195,000,000	12.44%
TUXI LJF	60,000,000	3.83%
TUXI CSF	45,000,000	2.87%
TUXI WJL	45,000,000	2.87%
TUXI HZR	22,500,000	1.44%

Total	1,567,500,000	100.00%

The following table sets out the financial information of TuXi Tech based on its unaudited consolidated financial statements prepared in accordance with generally accepted accounting principles of the PRC for the two years ended December 31, 2024 and 2025 respectively:

	For the year ended December 31,	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
	(unaudited)	(unaudited)
Net profit before taxation	251,816.7	265,611.4
Net profit after taxation	234,839.6	228,842.8

The total assets of TuXi Tech based on its unaudited consolidated accounts as at December 31, 2025 was approximately RMB1,288.0 million. Tuxi Honor, TUXI LMS, TUXI LJF, TUXI CSF, TUXI WJL and TUXI HZR acquired approximately 12.75%, 12.44%, 3.83%, 2.87%, 2.87% and 1.44% of shareholding in TuXi Tech for consideration of approximately RMB200.0 million, RMB195.0 million, RMB60.0 million, RMB45.0 million, RMB45.0 million and RMB22.5 million respectively.

Upon completion of the Acquisitions, TuXi Tech will become an indirect wholly owned subsidiary of the Company and the financial results of TuXi Tech will continue to be consolidated into those of the Group.

INFORMATION ON THE PARTIES

The Company and the Group

The Company was incorporated under the laws of Cayman Islands on April 8, 2015. The securities of the Company are dual-primary listed on the NYSE and the Hong Kong Stock Exchange. The Group is principally engaged in express delivery services in the PRC through a nationwide network partner model.

The Purchaser

The Purchaser is a wholly owned subsidiary of the Company incorporated under the laws of the British Virgin Islands in 2021 and principally engaged in investment holding.

The Sellers

Tuxi Honor

Tuxi Honor is a company incorporated under the laws of British Virgin Islands in 2021 and is an employee incentive platform of Tuxi Tech. As at the date of this announcement, Tuxi Honor is wholly owned by a limited partnership, the general partner of which is owned as to 70% by Mr. Shunfeng CHEN, an employee of the Group, and 30% by Ms. Jin FANG, a businesswoman and an Independent Third Party. To the best knowledge of the Company, there is no ultimate beneficial owner of the limited partnership holding 30% or more of the economic interests in Tuxi Honor. As at the date of this announcement, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, save that Mr. Hongqun HU (an executive Director of the Company) is interested in 2,500,000 shares in Tuxi Tech held by Tuxi Honor (representing approximately 0.15% of the issued shares in Tuxi Tech) through limited partnership interest, Tuxi Honor and its ultimate beneficial owners are Independent Third Parties.

TUXI LMS

TUXI LMS is a company incorporated under the laws of British Virgin Islands in 2021 and is principally engaged in investment holding. As at the date of this announcement, TUXI LMS is ultimately beneficially wholly owned by Mr. Meisong LAI, an executive Director and a controlling shareholder of the Company.

TUXI LJF

TUXI LJF is a company incorporated under the laws of British Virgin Islands in 2021 and is principally engaged in investment holding. As at the date of this announcement, TUXI LJF is ultimately beneficially wholly owned by Mr. Jianfa LAI, a substantial shareholder of ZTO Express, a consolidated affiliated entity of the Company.

TUXI CSF

TUXI CSF is a company incorporated under the laws of British Virgin Islands in 2021 and is principally engaged in investment holding. As at the date of this announcement, TUXI CSF is ultimately beneficially wholly owned by Mr. Shunfeng CHEN, an employee of the Group and an Independent Third Party.

TUXI WJL

TUXI WJL is a company incorporated under the laws of British Virgin Islands in 2021 and is principally engaged in investment holding. As at the date of this announcement, TUXI WJL is ultimately beneficially wholly owned by Mr. Jilei WANG, an executive Director of the Company.

TUXI HZR

TUXI HZR is a company incorporated under the laws of British Virgin Islands in 2021 and is principally engaged in investment holding. As at the date of this announcement, TUXI HZR is ultimately beneficially wholly owned by Mr. Zongrui HONG, an employee of the Group and an Independent Third Party.

REASONS FOR AND BENEFITS OF THE SHARE PURCHASE AGREEMENTS

As TuXi Tech is principally engaged in the provision of last-mile post, the Share Purchase Agreements and the transactions contemplated thereunder will further the Group’s strategic positioning in the last-mile delivery sector, enhance its overall competitiveness and strengthen its brand profitability. The Directors (including independent non-executive Directors) are of the view that the Share Purchase Agreements and the transactions contemplated thereunder are conducted in the ordinary and usual course of business of the Group, particularly as it is in line with the Group’s current strategic initiatives in the last-mile delivery business and conducive to the implementation of the overall business strategies of the Group.

The Company is of the view that the consideration for the Share Purchase Agreements and the transactions contemplated thereunder are fair and reasonable after taking into consideration the appraised value of TuXi Tech based on the Valuation Report and the financial condition of TuXi Tech.

Furthermore, upon completion of the Acquisitions, TuXi Tech will continue to be a subsidiary of the Purchaser, a subsidiary of the Company, and its financial results will continue to be fully consolidated into the Group’s financials. Hence, in light of the stable operation and track record of profitability of TuXi Tech, the Share Purchase Agreements and the transactions contemplated thereunder are expected to strengthen the Group’s results and improve the return for the Shareholders.

In view of the above, the Directors (including the independent non-executive Directors) consider that the terms of the Share Purchase Agreements have been made on normal commercial terms after arm’s length negotiations, are fair and reasonable, and in the interests of the Company and its shareholders as a whole.

HONG KONG LISTING RULES IMPLICATIONS

As at the date of this announcement, TUXI LMS, TUXI LJF and TUXI WJL are ultimately beneficially wholly owned by Mr. Meisong LAI (an executive Director and a controlling shareholder of the Company), Mr. Jianfa LAI (a substantial shareholder of ZTO Express, a consolidated affiliated entity of the Company) and Mr. Jilei WANG (an executive Director of the Company), respectively. TUXI LMS, TUXI LJF and TUXI WJL are connected persons of the Company.

Further, since TUXI LMS, which is ultimately beneficially wholly owned by Mr. Meisong LAI, holds approximately 12.44% of the total issued shares in TuXi Tech as at the date of this announcement, pursuant to Rule 14A.28 of the Hong Kong Listing Rules, the entering into of the Share Purchase Agreements with all the Sellers and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio calculated pursuant to the Hong Kong Listing Rules in respect of the Share Purchase Agreements and the transactions contemplated thereunder (on an aggregate basis) is more than 0.1% but less than 5%, the Share Purchase Agreements and the transaction contemplated thereunder are subject to the reporting and announcement requirements but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Each of Mr. Meisong LAI (as the sole shareholder of TUXI LMS), Mr. Jilei WANG (as the sole shareholder of TUXI WJL) and Mr. Hongqun HU (who is interested in 2,500,000 shares in Tuxi Tech through Tuxi Honor) is or may be perceived to have a material interest in the Share Purchase Agreements and the transactions contemplated thereunder, and as a result has abstained from voting on the resolutions of the Board approving the Share Purchase Agreements and the transactions contemplated thereunder. Other than the aforesaid Directors, no other Directors have a material interest in the Share Purchase Agreements and the transactions contemplated thereunder or are required to abstain from voting on the resolutions of the Board approving such transactions.

EXPERTS AND CONSENTS

The following are the qualifications of the professional advisers which have given opinions or advice contained in this announcement:

Name	Qualifications

Deloitte Touche Tohmatsu China Alliance Appraisal (Shanghai) Co., Ltd. (中同華資產評估(上海)有限公司)	certified public accountants independent and qualified PRC appraiser

As at the date of this announcement, the experts set out above did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for securities in any member of the Group.

The experts set out above have given and have not withdrawn their written consents to the issue of this announcement with the inclusions of their reports, opinions or statements (as the case may be) as set out in this announcement and references to their names in the form and context in which they are included.

Shareholders and potential investors of the Company should note that completion of the Acquisitions is subject to the satisfaction of the conditions under the relevant Share Purchase Agreements. Accordingly, the Acquisitions may or may not complete. Shareholders and potential investors of the Company are advised to exercise caution when dealing in Shares.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisitions”	the acquisitions by the Purchaser of all the remaining 567,500,000 shares (representing an aggregate approximately 36.20% of the issued shares) in TuXi Tech held by the Sellers, and the acquisition by the Purchaser of all the shares of TuXi Tech held by each Seller an “Acquisition”

“ADSs”	American Depositary Shares (each representing one class A ordinary share)

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

“Company”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Completion Date”	has the meaning ascribed to it in the section headed “Principal Terms of the Share Purchase Agreements – Consideration and payment terms” in this announcement

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company

“NYSE”	New York Stock Exchange

“PRC”	the People’s Republic of China

“Purchaser”	Rappy Holding Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company

“RMB”	Renminbi, the lawful currency of China

“Sellers”	Tuxi Honor, TUXI LMS, TUXI LJF, TUXI CSF, TUXI WJL and TUXI HZR, and each a “Seller”

“Share Purchase Agreements”	the Share Purchase Agreements dated June 22, 2026 in respect of the transfer of approximately 12.75%, 12.44%, 3.83%, 2.87%, 2.87% and 1.44% shareholding in TuXi Tech entered into by the Purchaser and Tuxi Honor, TUXI LMS, TUXI LJF, TUXI CSF, TUXI WJL and TUXI HZR, respectively

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“TUXI CSF”	TUXI CSF Limited, a company incorporated under the laws of British Virgin Islands

“Tuxi Honor”	Tuxi Honor Holding Limited, a company incorporated under the laws of British Virgin Islands

“TUXI HZR”	TUXI HZR Limited, a company incorporated under the laws of British Virgin Islands

“TUXI LJF”	TUXI LJF Limited, a company incorporated under the laws of British Virgin Islands

“TUXI LMS”	TUXI LMS Limited, a company incorporated under the laws of British Virgin Islands

“TuXi Tech”	TuXi Tech (Cayman) Inc., a company incorporated under the laws of the Cayman Islands

“TUXI WJL”	TUXI WJL Limited, a company incorporated under the laws of British Virgin Islands

“TuXi Xiamen”	TuXi (Xiamen) Technology Co., Ltd. (兔喜(廈門)科技有限公司), a company established under the laws of the PRC and a wholly owned subsidiary of Tuxi Tech

“US$” or “U.S. dollar”	United States dollars, the lawful currency of the United States of America

“Valuation”	the valuation on TuXi Tech conducted by the Valuer

“Valuation Benchmark Date”	December 31, 2025

“Valuation Report”	has the meaning ascribed to it in the section headed “Principal Terms of the Share Purchase Agreements – Basis of Consideration” in this announcement

“Valuer”	has the meaning ascribed to it in the section headed “Principal Terms of the Share Purchase Agreements – Basis of Consideration” in this announcement

“ZTO Express”	ZTO Express Co. Ltd., a company established under the laws of the PRC and a consolidated affiliated entity of the Company

The English names of the PRC entities referred to in this announcement are translations from their Chinese names and are for identification purposes only.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, June 22, 2026

As at the date of this announcement, the Board comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU as non-executive director, Mr. Qin Charles HUANG, Mr. Herman YU and Ms. Fang XIE as independent non-executive directors.

APPENDIX I – FURTHER DETAILS OF THE VALUATION REPORT VALUATION MODEL AND PARAMETERS OF ALL ENTITIES

The asset-based approach

In enterprise valuation, the asset-based approach refers to a valuation method that determines the value of the subject entity by assessing the value of all assets and liabilities, both on-balance-sheet and identifiable off-balance-sheet items, as of the Valuation Benchmark Date, based on the subject entity’s balance sheet.

When using the asset-based approach for enterprise valuation, the value of each asset should be determined by selecting an appropriate specific valuation method based on its specific circumstances. The selected valuation methods may differ from those used when the asset is evaluated as an individual item; therefore, their contribution to the enterprise’s value must be taken into account.

The specific valuation methods for various types of assets and liabilities are as follows:

Valuation of current assets

The current assets of the subject entity consist of cash and cash equivalents. Cash and cash equivalents, including bank deposits, are valued based on the verified amounts obtained by reconciling bank statements and verifying confirmation letters sent by the accountant.

The current assets of TuXi Tech comprise its cash and cash equivalents of approximately RMB3.5 million.

Valuation of non-current assets

For long-term equity investments where the investor holds control and the investee is operating normally, the investee is valued as a whole as of the same Valuation Benchmark Date. The valuation of the long-term equity investment is determined by multiplying the investee’s net assets (as determined by the overall valuation) by the investor’s ownership percentage.

The non-current assets of TuXi Tech comprise its long-term equity investments, which represents the long-term equity investment in TuXi Xiamen, as reflected in the financial statements of TuXi Tech. The valuation of TuXi Xiamen is RMB3,610 million. For details of the valuation of TuXi Xiamen, please refer to the section headed “VALUATION MODEL AND PARAMETERS FOR TUXI XIAMEN”.

ASSUMPTIONS OF THE VALUATION OF ALL ENTITIES AND THE PROFIT FORECAST

Details of the principal assumptions, upon which the Valuation Report was based, are as follows:

General Assumptions

1.	Transaction Assumption: It is assumed that all assets subject to valuation are currently in the process of being transacted. The valuer simulates market conditions based on the transaction terms of the assets being valued to determine their value.

2.	Open Market Assumption: It is assumed that assets traded in the market, or assets intended for market transaction, involve parties who are on equal footing. Both parties have sufficient opportunity and time to obtain adequate market information to make rational judgments regarding the assets’ functionality, purpose, and transaction price.

3.	Going Concern Assumption: It is assumed that the subject entity fully complies with all relevant laws and regulations and will continue to operate on a going-concern basis for the foreseeable future.

Special Assumptions

1.	This valuation is based on the specific appraisal purpose stated in the Valuation Report as its fundamental premise.

2.	There are no significant changes in the current relevant laws and regulations, the national macroeconomic situation, interest rates, exchange rates, tax bases and rates, policy-based levies, or other external economic conditions, and no unforeseeable major changes occur in the external economic environment.

3.	This valuation assumes that the future management team of the entity being valued will act diligently and continue to maintain the existing management model, with the scope and methods of operations consistent with the current direction.

4.	This valuation assumes the appraised assets will continue to be used according to their current purpose, manner, scale, frequency, and environment, without considering the optimal utilization of each individual asset.

5.	It is assumed that, based on the company’s existing management methods and level, no other uncontrollable or unforeseeable factors will cause significant adverse effects on the enterprise.

6.	The relevant basic information and financial data provided by the appraised entity and the client are true, accurate, and complete.

7.	The financial reports and transaction data of comparable companies relied upon by the valuers are authentic and reliable.

8.	The scope of the valuation is limited to the valuation declaration forms provided by the client and the appraised entity, and does not consider any contingent assets or liabilities that may exist beyond the lists provided by the client and the appraised entity.

9.	This valuation assumes the enterprise generates net cash flow evenly throughout the fiscal year.

10.	It is assumed that the core management team of the appraised entity will remain stable in future years.

VALUATION MODEL AND PARAMETERS FOR TUXI XIAMEN

The income approach is a valuation method that determines the value of the subject entity by capitalizing or discounting expected future cash flows.

Common specific methods within the income approach include the dividend discount model, the equity free cash flow discount model, and the enterprise free cash flow discount model.

The dividend discount model is typically used to value the equity interests of non-controlling shareholders.

In the discounted free cash flow to equity method, the cash flow metric is the cash flow attributable to shareholders, the corresponding discount rate is the cost of equity capital, and the valuation result represents the total equity value of the shareholders. The cash flow calculation formula is:

Equity Free Cash Flow = Net Income + Depreciation and Amortization – Capital Expenditures – Increase in Working Capital – Principal Repayment of Interest-Bearing Debt + Principal of New Interest-Bearing Debt

Enterprise Free Cash Flow Method: The cash flow metric is the cash flow attributable to all investors, including shareholders and interest-bearing debt creditors. The corresponding discount rate is the weighted average cost of capital (WACC), and the valuation result represents the enterprise’s total value. The cash flow formula is:

Enterprise Free Cash Flow = Net Income + Depreciation/Amortization + After-Tax Interest Expense – Increase in Working Capital – Capital Expenditures

This valuation employs the discounted free cash flow model within the discounted cash flow method.

The basic formula is:

E = B − D

Where: E represents the market value of the total equity of the subject entity, D represents the market value of interest-bearing liabilities, and B represents the overall market value of the enterprise.

B =P + Σ Ci

Where: P represents the value of operating assets, and ΣCi represents the value of non-operating assets and liabilities (including surplus assets) existing as of the Valuation Benchmark Date.

Where:

P — the value of the enterprise’s operating assets as of the Valuation Benchmark Date; Fi — the expected free cash flow of the enterprise for the i-th future income period;

Fn+1 — the expected free cash flow of the enterprise in the first year of the perpetual period; r — discount rate; for this valuation, the discount rate is set at 10.60%;

n — the detailed forecast period, being five years (2026 to 2030); i — the i-th year of the detailed forecast period;

g — perpetual growth rate following the detailed forecast period; for this valuation, the perpetual growth rate is set at 1.00%.

The parameters are determined as follows:

1.	Determination of Free Cash Flow (Fi)

Fi = Net Income + Depreciation/Amortization + After-Tax Interest Expense – Increase in Working Capital – Capital Expenditures

2.	The discount rate r is determined using the weighted average cost of capital (WACC), as shown in the following formula:

Where: Re: cost of equity capital; Rd: cost of debt capital; T: corporate income tax rate.

3.	The cost of equity capital, Re, is calculated using the Capital Asset Pricing Model (CAPM), as shown in the following formula:

Re = Rf + β × ERP + Rs

Where: Re is the cost of equity capital, i.e., the return on equity; Rf is the risk-free rate of return; β is the beta coefficient; ERP is the market risk premium; Rs is the firm-specific risk premium.

The key parameters for the discount rate are determined as follows:

Parameter	Value
Risk-free rate (Rf)	2.33%
Equity market risk premium (ERP)	6.12%
Average unlevered beta of comparable companies	0.7295
Target capital structure	11.91%
Firm-specific risk premium (Rs)	4.00%
Cost of equity capital (Re)	11.67%
Cost of debt capital (Rd)	3.50%
Income tax rate (T)	25%
WACC	10.60%

Risk-free rate (Rf)

Using iFinD (同花順) data system (“iFinD”), the Valuer selected publicly traded government bonds listed on the Shanghai and Shenzhen stock exchanges with a remaining maturity of more than 10 years from the valuation base date to the bond’s maturity date. After filtering out certain bonds (e.g., those with abnormal trading patterns and those issued to commercial banks), the Valuer calculated their yield to maturity (YTM) using the compound interest method. The average of the YTMs of all selected government bonds was taken as the risk-free rate for this valuation.

Equity Market Risk Premium (ERP)

The equity market risk premium represents the return investors expect to earn by investing in the stock market in excess of the risk-free rate. The Valuer chose to calculate the equity market risk premium using historical risk premium data from the China Securities Market Index. Currently, there are numerous indices on the Shanghai and Shenzhen stock exchanges that effectively reflect the risk profile of the Shanghai and Shenzhen securities markets. The reference sample is the CSI 300 Index. Therefore, the Valuer has identified the 300 constituent stocks of the CSI 300 Index as the specific sample for calculating the equity market risk premium. Given the volatility characteristics of the stock market, the Valuer has selected a 10-year period as the calculation horizon for the equity market risk premium. This means that for each constituent stock, the expected future return is determined by calculating its 10-year average return. The Valuer utilizes the iFinD data system, which provides the year-end closing prices for each selected constituent stock as the “back-adjusted” year-end prices in the iFinD database. The Valuer determines the equity market risk premium for each year by calculating the geometric average return over the calculation period and the risk-free interest rate for each year.

Specifically, after calculating the geometric mean of the annual returns for the CSI 300 index constituents, the Valuer needs to average the returns of the 300 stocks to derive the geometric mean for that year. For this calculation, the Valuer uses a weighted average, with the weights corresponding to each constituent’s weighting in the CSI 300 index. Through this estimation, the Valuer can calculate the annual market risk excess return (ERPi) for each of the 10 years within the calculation period. After excluding the maximum and minimum values and taking the average, the Valuer obtains the final equity market risk premium.

Selection of Comparable Companies

Based on the asset group holder’s core business and operating performance, the Valuer has preliminarily adopted the following basic criteria for selecting comparable companies in this valuation:

(1)	comparable companies must have been listed for at least two years;

(2)	comparable companies must issue only RMB A-shares;

(3)	the industry in which the comparable company operates or its core business must be the same or similar to that of the asset group holder, or be subject to the same economic factors, and the company must have a history of operating in that industry for at least two years.

Based on the above three principles, the Valuer utilized the iFinD financial data terminal for screening. After comprehensively considering various factors — including business type, company size, profitability, growth potential, industry competitiveness, and stage of corporate development — the Valuer ultimately selected and identified comparable listed companies.

Capital Structure

The capital structure used in the income approach valuation primarily includes:

(1)	the average capital structure of comparable companies as the target capital structure;

(2)	the actual capital structure of the asset group holder;

(3)	variable capital structure.

For this valuation, the average capital structure of comparable companies was selected as the target capital structure.

Beta Coefficient

(1)	The Valuer selected listed companies based on the criteria for comparable companies outlined above and used the β calculator published by iFinD to calculate the β values of the comparable companies. These β values incorporate the comparable companies’ own capital structures.

(2)	Using the following formula, the Valuer can calculate the unlevered β for each peer company:

Unlevered β = Levered β/[1 + (1 – T) × D/E]

Where: D = Debt value; E = Equity value; T = Applicable income tax rate.

After calculating the unlevered β for the comparable companies, take their average as the unlevered β for the asset group holder.

(3)	Next, substitute the determined capital structure ratios of the asset group holder into the following formula to calculate the asset group holder’s Levered β:

Levered β = Unlevered β × [1 + (1 – T) × D/E]

Where: D – Debt value; E – Equity value; T – Applicable income tax rate;

(4)	The purpose of estimating the β coefficient is to determine the discount rate used to discount future expected returns; therefore, the discount rate should reflect future expectations, and consequently, the estimated β coefficient must also represent a future expected β coefficient.

The method the Valuer uses to estimate the β coefficient relies on historical data; consequently, the β coefficient the Valuer actually estimates is a historical β coefficient rather than a future expected β coefficient. To estimate the future expected β coefficient, the Valuer applies the Blume adjustment to the β coefficient estimated using historical data.

The adjustment approach and method proposed by Blume are as follows:

βa = 0.35 + 0.65 βh

Where: βa is the adjusted beta value, and βh is the historical beta value.

Comparable Company	Levered β	Income Tax Rate	D/E	Unlevered β
Company A	0.7795	15%	4.74%/95.26%	0.7479
Company B	0.8388	25%	9.98%/90.02%	0.7744
Company C	0.8169	15%	21.02%/78.98%	0.6662
			Average:	0.7295

Average Unlevered β

Based on the target capital structure of 11.91% and an income tax rate of 25%, the Levered β for TuXi Xiamen is 0.8035. After Blume adjustment, the adjusted β is 0.8723.

Specific Risk Return

The Capital Asset Pricing Model (CAPM) is generally considered a tool for estimating the return on a portfolio. Since the CAPM cannot directly estimate the return on a single company, and given that the investment risk of a single company is generally considered higher than that of a portfolio, the return on a single company or stock should account for the excess return generated by all the specific risks unique to that company relative to the portfolio.

The specific risk premium primarily reflects the risk premium or discount associated with the non-systematic, specific factors unique to a company. The Valuer determines the specific risk premium through a comprehensive analysis that considers the company’s risk characteristics, size, business model, stage of development, core competencies, and dependence on key customers and suppliers, combined with the evaluator’s professional experience and judgment.

Expected Return on Debt

Expected return on debt is, in essence, the expected rate of return sought by debt investors holding assets in the portfolio.

Due to differences in business conditions and capital structures, the debt-repayment capacity of different enterprises varies, and the expected rates of return for debt investors should also differ accordingly. Therefore, the expected rate of return on debt investments is closely related to the enterprise’s financial risk, specifically its capital structure.

The Valuer determines the expected return on debt by considering factors such as the asset group holder’s operating performance, capital structure, credit risk, collateral, and guarantees, and by adjusting the loan prime rate (LPR) published by the National Interbank Funding Center as a baseline.

Value of Non-Operating Assets and Liabilities (including surplus assets) ΣCi

Non-operating assets and liabilities refer to assets and liabilities that are unrelated to the production and operations of the subject entity and are not included in the enterprise’s projected free cash flows after the Valuation Benchmark Date.

Surplus assets refer to assets that exceed the entity’s operational needs as of the Valuation Benchmark Date and are not included in the entity’s projected free cash flows after the Valuation Benchmark Date.

For non-operating assets and liabilities (including surplus assets), the cost approach is used in this valuation.

Value of Minority Interest

The value of minority interest is determined based on the book value as of the Valuation Benchmark Date.

Based on the above parameters, the equity value of TuXi Xiamen under the income approach is derived as follows:

Item	RMB (in million, approx.)
Value of operating assets (sum of discounted free cash flows)	3,217.3
Less: Interest-bearing debt	(80.0)
Add: Surplus funds	541.3
Add: Net value of non-operating assets and liabilities	(72.2)
Less: Minority interests	(3.9)

Total equity value of TuXi Xiamen (income approach)	3,610.0

APPENDIX II – LETTER FROM DELOITTE TOUCHE TOHMATSU

The following is the full text of the report from Deloitte Touche Tohmatsu, for the purpose of, among other things, incorporation into this announcement.

INDEPENDENT ASSURANCE REPORT ON THE CALCULATIONS OF DISCOUNTED FUTURE ESTIMATED CASH FLOWS IN CONNECTION WITH THE VALUATION OF THE ENTIRE SHAREHOLDERS’ INTERESTS IN TUXI TECH (CAYMAN) INC.

TO THE DIRECTORS OF ZTO EXPRESS (CAYMAN) INC.

We have examined the calculations of the discounted future estimated cash flows on which the valuation of TuXi (Xiamen) Technology Co., Ltd. is based, which constituted the majority of the valuation of the entire shareholders’ interests in TuXi Tech (Cayman) Inc. as at December 31, 2025 (the “Valuation”) prepared by China Alliance Appraisal (Shanghai) Co., Ltd. dated June 15, 2026. TuXi Tech (Cayman) Inc. is a company incorporated in Cayman Islands with limited liability in 2021. The Valuation based on the discounted future estimated cash flows is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and will be included in an announcement dated June 22, 2026 to be issued by ZTO Express (Cayman) Inc. (the “Company”) in connection with the acquisition of the remaining shares in TuXi Tech (Cayman) Inc. (the “Announcement”).

Directors’ Responsibility for the Discounted Future Estimated Cash Flows

The directors of the Company are responsible for the preparation of the discounted future estimated cash flows in accordance with the bases and assumptions determined by the directors and set out in the Announcement (the “Assumptions”). This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Management (HKSQM) 1 “Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements” issued by the HKICPA, which requires the firm to design, implement and operate a system of quality management including policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ Responsibility

Our responsibility is to express an opinion on whether the calculations of the discounted future estimated cash flows have been properly compiled, in all material respects, in accordance with the Assumptions on which the Valuation is based and to report solely to you, as a body, as required by Rule 14.60A(2) of the Listing Rules, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Our engagement was conducted in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we comply with ethical requirements and plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled, in all material respects, in accordance with the Assumptions. Our work was limited primarily to making inquiries of the Company’s management, considering the analyses and assumptions on which the discounted future estimated cash flows are based and checking the arithmetic accuracy of the compilation of the discounted future estimated cash flows. Our work does not constitute any valuation of TuXi Tech (Cayman) Inc.

Because the Valuation relates to discounted future estimated cash flows, no accounting policies of the Company have been adopted in its preparation. The Assumptions include hypothetical assumptions about future events and management actions which cannot be confirmed and verified in the same way as past results and these may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Valuation and the variation may be material. Accordingly, we have not reviewed, considered or conducted any work on the reasonableness and the validity of the Assumptions and do not express any opinion whatsoever thereon.

Opinion

Based on the foregoing, in our opinion, the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled, in all material respects, in accordance with the Assumptions.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

June 22, 2026

APPENDIX III – LETTER FROM THE BOARD

The following is the full text of the letter from the Board, for the purpose of, among other things, incorporation into this announcement.

June 22, 2026

Dear Sir/Madam,

Re: Profit Forecast – Confirmation Letter pursuant to Rule 14.60A(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”)

Reference is made to the announcement of ZTO Express (Cayman) Inc. (the “Company”) dated June 22, 2026 (the “Announcement”) in relation to the acquisitions of shares in TuXi Tech (Cayman) Inc. (“TuXi Tech”). Unless otherwise defined, terms used herein shall have the same meanings as those defined in the Announcement.

As disclosed in the Announcement, the consideration of the Acquisitions was determined, among other things, with reference to the valuation on TuXi Xiamen (the “Valuation”) conducted by China Alliance Appraisal (Shanghai) Co., Ltd. (中同華資產評估(上海)有限公司), an independent valuer appointed by the Company (the “Valuer”), which adopted, among others, the income approach, and therefore constitutes a profit forecast (the “Profit Forecast”) under Rule 14.61 of the Hong Kong Listing Rules.

The board of directors (the “Board”) of the Company has reviewed the valuation report prepared by the Valuer and the bases and assumptions set out therein, and discussed with the management of TuXi Tech and TuXi Xiamen on, amongst other things, the valuation method and basis of preparation of the valuation of TuXi Xiamen, the assumptions adopted in the Valuation, and the professional qualification and experience of the Valuer. The Board has further considered the letter from the Company’s reporting accountants, Deloitte Touche Tohmatsu, in relation to whether the Profit Forecast, so far as the calculations are concerned, has been properly compiled, in all material respects, in accordance with the bases and assumptions used in the Valuation. Based on the foregoing, pursuant to the requirements of Rule 14.60A(3) of the Hong Kong Listing Rules, the Board confirms that the Profit Forecast has been made after due and careful enquiry.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman